Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 10 DATED OCTOBER 6, 2014
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 10 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014, as supplemented by Supplement No. 7 dated July 24, 2014, Supplement No. 8 dated August 13, 2014 and Supplement No. 9 dated October 1, 2014. The purpose of this Supplement No. 10 is to disclose:

•	the status of our initial public offering; and

•	the origination of a first mortgage loan.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of October 3, 2014, we received and accepted subscriptions in our offering for 21.6 million shares, or $215.6 million, including 0.3 million shares, or $2.6 million, sold to NorthStar Realty Finance Corp. As of October 3, 2014, 144.2 million shares remain available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Origination of a First Mortgage Loan
On September 30, 2014, we, through a subsidiary of our operating partnership, originated a $144.0 million senior loan, or the senior loan, secured by a portfolio of 28 commercial properties located in Woodbury, New York, or the portfolio. We initially funded $132.0 million of the senior loan with a combination of proceeds from our offering and an advance under our secured credit facility, or the DB facility, with Deutsche Bank AG, Cayman Islands Branch, or Deutsche Bank. We intend to fund the remaining $12.0 million over the next 24 months, which additional amounts may be financed on the DB facility in Deutsche Bank's discretion.
The borrower is an affiliate of an institutional real estate fund managed by RXR Realty LLC, a leading real estate owner, manager and developer in the New York metropolitan area with approximately $7.5 billion of assets under management encompassing approximately 18.3 million square feet as of June 30, 2014. The portfolio contains over 1.4 million square feet, consisting predominantly of Class A and B office space, which is currently leased to more than 250 tenants. The borrower plans to fund tenant improvements, leasing commissions and capital investments to the portfolio using proceeds from the senior loan, cash flow after the payment of debt service on the senior loan and any excess sales proceeds in connection with property sale releases as further described below.
The senior loan bears interest at a floating rate of 5.0% over the one-month London Interbank Offered Rate, or LIBOR, but at no point shall LIBOR be less than 0.20%, resulting in a minimum interest rate of 5.20% per year. The senior loan was originated at a 0.50% discount and we will earn an exit fee equal to 1.00% of the outstanding amount of the senior loan at the time of repayment.
The initial term of the senior loan is 24 months, or the initial term, with a two-year extension option and a subsequent one-year extension option available to the borrower, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.25% of the amount being extended for the second extension option. During the initial term, the borrower may prepay up to 30.0% of the senior loan without penalty in connection with the partial sale or other release of underlying collateral based on predetermined release pricing. Additional prepayments are permitted provided the borrower pays an additional amount equal to the remaining interest margin due on the amount prepaid through month 36.

The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The loan-to-value ratio, or LTV ratio, of the senior loan is approximately 84% on a portfolio basis. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the portfolio at the time of origination.
As of October 6, 2014, our portfolio consists of six senior mortgage loans with a combined principal amount of $347.0 million and one subordinate interest totaling $24.9 million.

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